OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Martin Midstream Partners L.P.
(Name of Issuer)
Common units, representing limited partner interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Robert D. Bondurant
Martin Resource Management Corporation
4200 Stone Road
Kilgore, TX 75662
(903) 983-6200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 10, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Scheduleamp;nbsp;13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	573331105	Page	2	of	9

1	NAMES OF REPORTING PERSONS: Martin Resource Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2789062

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,311,643

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,311,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,311,643

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	22.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

*	Based on 5,829,652 Common Units comprised of 4,222,500 Common Units outstanding as of November 9, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 plus 756,480 Common Units issued in connection with Issuer’s acquisition of Prism Gas Systems I, L.P. as reported in Issuer’s Current Report on From 8-K on November 10, 2005 plus 850,672 Common Units of the 4,253,362 outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries which converted into Common Units on a one-for-one basis on November 14, 2005 as reported in Issuer’s Current Report on Form 8-K on November 17, 2005. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

CUSIP No.	573331105	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Midstream Fuel Service LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	63-0695291

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Alabama

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		124,129

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		124,129

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	124,129

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

*	Based on 5,829,652 Common Units comprised of 4,222,500 Common Units outstanding as of November 9, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 plus 756,480 Common Units issued in connection with Issuer’s acquisition of Prism Gas Systems I, L.P. as reported in Issuer’s Current Report on From 8-K on November 10, 2005 plus 850,672 Common Units of the 4,253,362 outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries which converted into Common Units on a one-for-one basis on November 14, 2005 as reported in Issuer’s Current Report on Form 8-K on November 17, 2005. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

CUSIP No.	573331105	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Martin Product Sales LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2081053

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		769,730

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		769,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	769,730

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

*	Based on 5,829,652 Common Units comprised of 4,222,500 Common Units outstanding as of November 9, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 plus 756,480 Common Units issued in connection with Issuer’s acquisition of Prism Gas Systems I, L.P. as reported in Issuer’s Current Report on From 8-K on November 10, 2005 plus 850,672 Common Units of the 4,253,362 outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries which converted into Common Units on a one-for-one basis on November 14, 2005 as reported in Issuer’s Current Report on Form 8-K on November 17, 2005. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

CUSIP No.	573331105	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Martin Resource LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0712096

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		417,784

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		417,784

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	471,784

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

*	Based on 5,829,652 Common Units comprised of 4,222,500 Common Units outstanding as of November 9, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 plus 756,480 Common Units issued in connection with Issuer’s acquisition of Prism Gas Systems I, L.P. as reported in Issuer’s Current Report on From 8-K on November 10, 2005 plus 850,672 Common Units of the 4,253,362 outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries which converted into Common Units on a one-for-one basis on November 14, 2005 as reported in Issuer’s Current Report on Form 8-K on November 17, 2005. Additional conversion of outstanding Subordinated Units owned by Martin Resource Management and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.

Item 1. Security and Issuer
This Statement relates to common units, representing limited partner interests (“Common Units”) of Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of Issuer is 4200 Stone Road Kilgore, TX 75662.
Item 2. Identity and Background
This Statement is filed on behalf of the following entities, which are collectively referred to as the “Reporting Persons” in this Statement:
Martin Resource Management Corporation, a Texas corporation (“Parent”),
4200 Stone Road
Kilgore, TX 75662
Parent is a provider of transportation, terminalling, marketing and logistics management services for petroleum products and by-products, chemicals, other bulk liquids, as well as providing fee-based services. Parent is a holding company and, through its subsidiaries, owns 100% interest in the general partner of Issuer.
Midstream Fuel Service LLC, an Alabama limited liability company (“Midstream”),
4200 Stone Road
Kilgore, TX 75662
Midstream is a wholly owned subsidiary of Parent and is engaged in delivering fuels, lubricants, and logistical support to companies in the oil and gas industry business.
Martin Product Sales LLC, a Texas limited liability company (“MPS”),
4200 Stone Road
Kilgore, TX 75662
MPS is a wholly owned subsidiary of Parent and is engaged in the business of selling and distributing LPGs.
Martin Resource LLC, a Delaware limited liability company (“MR”)
4200 Stone Road
Kilgore, TX 75662
MR is a wholly owned subsidiary of Parent that does not engage in any business other than owning 100% of Martin Midstream GP LLC, the general partner of Issuer.
Except as set forth below, none of the Reporting Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
On August 7, 2000, a spill of molten sulfur occurred at the Stanolind terminal near Beaumont, Texas, which at the time was owned and operated by Martin Gas Sales LLC, a wholly-owned subsidiary of Martin Resource Management. Martin Gas Sales LLC has since changed its name to Martin Product Sales, LLC. The Texas Department of Health and Texas Natural Resource Conservation Commission investigated the spill and its clean-up. These agencies found that there was no impact on public health, and that there was no reason to remove the solidified sulfur from the river bottom. However, the United States attorney in Beaumont, Texas, initiated an investigation under the criminal provisions of the Clean Water Act. To avoid protracted litigation and possible criminal claims against employees, Martin Product Sales agreed to plead guilty to a single felony violation of the federal Clean Water Act and was sentenced to pay a $50,000 fine.
The Reporting Persons may be deemed to constitute a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).
The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed with this Statement as Exhibit 1 and is incorporated in this Statement by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Item 3. Source and Amount of Funds or Other Consideration

6

460,971 Common Units reported in this Statement were acquired by MPS from Issuer in exchange for a capital contribution to Issuer of $15.0 million on November 10, 2005.
124,129 Common Units reported in this Statement were acquired by Midstream when 124,129 subordinated units owned by Midstream converted into Common Units on a one-for-one basis on November 14, 2005 pursuant to Issuer’s Amended and Restated Agreement of Limited Partnership.
308,759 Common Units reported in this Statement were acquired by MPS when 308,759 subordinated units owned by MPS converted into Common Units on a one-for-one basis on November 14, 2005 pursuant to Issuer’s Amended and Restated Agreement of Limited Partnership.
417,784 Common Units reported in this Statement were acquired by MR when 417,784 subordinated units owned by MR converted into Common Units on a one-for-one basis on November 14, 2005 pursuant to Issuer’s Amended and Restated Agreement of Limited Partnership.
Item 4. Purpose of Transaction
The foregoing acquisitions of Common Units were made for investment purposes only. Additional conversion of outstanding subordinated units owned by Parent and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer. Except for these potential acquisitions, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other persons, has any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Act.
Issuer is managed and operated by the directors and officers of Issuer’s general partner. Parent wholly owns Issuer’s general partner. All of Issuer’s operational personnel are employees of Parent. Issuer’s general partner was not elected by unitholders and will not be subject to re-election in the future. Unitholders do not directly or indirectly participate in Issuer’s management or operation.
Each of the Reporting Persons expects to evaluate on an ongoing basis Issuer’s financial condition, business, operations and prospects, the market price of the Common Units, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, any of the Reporting Persons (and their respective affiliates) may purchase additional Common Units or other securities of Issuer or may sell or transfer Common Units beneficially owned by them from time to time in public or private transactions. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of Issuer securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder or other applicable law.
Item 5. Interest in Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3, 4 and 6 of this Statement is hereby incorporated by reference.
(a) Based on the information reported by Issuer there were 5,829,652 Common Units outstanding on November 14, 2005 comprised of 4,222,500 Common Units outstanding as of November 9, 2005 as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 plus 756,480 Common Units issued in connection with Issuer’s acquisition of Prism Gas Systems I, L.P., (“Prism Gas”) as reported in Issuer’s Current Report on From 8-K on November 10, 2005 plus 850,672 Common Units of the 4,253,362 outstanding subordinated units owned by Parent and its subsidiaries which converted into Common Units on a one-for-one basis on November 14, 2005 as reported in Issuer’s Current Report on Form 8-K on November 17, 2005. Additional conversion of outstanding subordinated units owned by Parent and its subsidiaries will occur following Issuer’s quarterly distributions of available cash provided that certain distribution thresholds are met by Issuer.
     As of November 20, 2005, Midstream owns 124,129 Common Units, representing 2.1% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 20, 2005.

7

     As of November 20, 2005, MPS owns 769,730 Common Units, representing 13.2% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 20, 2005.
     As of November 20, 2005, MR owns 417,784 Common Units, representing 7.2% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 20, 2005.
     As of November 20, 2005, Parent may be deemed to beneficially own, by virtue of its ownership of Midstream, MPS and MR, as described above, the same 1,311,643 Common Units, representing 22.5% of the outstanding Common Units of Issuer, based on the number of Common Units outstanding as of November 20, 2005.
(b) Each of Midstream, MPS and MR has sole power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by it as indicated above. By virtue of its ownership of Midstream, MPS and MR, as described above, may be deemed to have the power to vote or direct the vote and to dispose or to direct the disposition of the Common Units beneficially owned by Midsteam, MPS and MR as indicated above.
(c) 460,971 Common Units reported in this Statement were acquired by MPS from Issuer in exchange for a capital contribution to Issuer of $15.0 million on November 10, 2005 as part of Issuer’s acquisition of Prism Gas. The common units were priced at $32.54 per unit, based on the average closing price of the Issuer’s common units on the Nasdaq during the ten trading days immediately preceding and immediately following the September 6, 2005 execution of the definitive purchase agreement.
(d) Other than Issuer’s quarterly distributions which all holders of Issuer’s common and subordinated units of record are entitled to receive, no person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Units owned by any Reporting Person.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference.
Reporting Persons have been and anticipate that they will continue to be both significant customers and suppliers of products and services offered by Issuer. The relationship between the Reporting Persons and Issuer is more fully described in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 under Item 2, “Our Relationship with Martin Resource Management.” The information set forth therein is hereby incorporated by reference.
To the best of the Reporting Person’s knowledge, except as described in this Statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Issuer.
Item 7. Materials to be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement dated November 21, 2005 between Midstream Fuel Service LLC, Martin Product Sales LLC, Martin Resource LLC and Martin Resource Management Corporation

8

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 21, 2005

MARTIN RESOURCE MANAGEMENT CORPORATION

/s/ Ruben S. Martin
Ruben S. Martin
President

MIDSTREAM FUEL SERVICE, LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President

MARTIN PRODUCT SALES, LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President

MARTIN RESOURCE LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President

9

EXHIBIT 1
SCHEDULE 13D JOINT FILING AGREEMENT
     The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:
(i)	The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and
(ii)	The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.
     In witness whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of November 21, 2005.

MARTIN RESOURCE MANAGEMENT CORPORATION

/s/ Ruben S. Martin
Ruben S. Martin
President

MIDSTREAM FUEL SERVICE, LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President

MARTIN PRODUCT SALES, LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President

MARTIN RESOURCE LLC BY: MARTIN RESOURCE MANAGEMENT CORPORATION, sole member

/s/ Ruben S. Martin
Ruben S. Martin
President